UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 4672562 Israel
+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On December 2, 2024, NeuroSense Therapeutics Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single investor and Alon Ben-Noon, the Company’s Chief Executive Officer (together, the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a private placement by the Company directly to the Purchasers (the “Offering”), (i) an aggregate of 2,343,729 of the Company’s ordinary shares (the “Shares”), (ii) an aggregate of 1,656,271 pre-funded warrants, each representing the right to acquire one ordinary share (the “Pre-Funded Warrants”), and (iii) an aggregate of 8,000,000 ordinary warrants, each representing the right to acquire one ordinary share (the “Ordinary Warrants”). The purchase price of each Share and accompanying Ordinary Warrants was $1.25, and the purchase price of each Pre-Funded Warrant and accompanying Ordinary Warrants was $1.2499. The gross proceeds to the Company from the Offering are expected to be approximately $5.0 million, before deducting offering expenses payable by the Company.

The Ordinary Warrants are exercisable immediately upon issuance at an exercise price of $1.25 per share and expire five years from the date of issuance. The Pre-Funded Warrants are exercisable immediately upon issuance at an exercise price of $0.0001 per share and may be exercised at any time until the Pre-Funded Warrants are exercised in full. A holder of Pre-Funded Warrants or Ordinary Warrants (together with its affiliates) may not exercise any portion of such warrants to the extent that the holder would own more than 9.99% of the Company’s outstanding ordinary shares immediately after exercise.

The Company intends to use the net proceeds received from the Offering, which will be accounted for as shareholders’ equity, to advance the clinical development of the Company’s lead product candidate, PrimeC for ALS, for the clinical development and preclinical and clinical research and development in support of potential investigational new drug applications for Alzheimer’s disease, for Parkinson’s disease and for other indications, for future research and development of new product candidates and for working capital and general corporate purposes.

Pursuant to the terms of the Purchase Agreement, the Company agreed to issue to the Purchasers the subscribed for Shares, Pre-Funded Warrants and Warrants, as applicable, on or before December 5, 2024 against payment for $2.8 million with the remaining proceeds to be paid by the single investor on or before December 18, 2024 (or at such Purchaser’s option, not later than March 31, 2025).

The Company agreed to file a registration statement on Form F-3 (the “Registration Statement”), registering for resale the Shares, Pre-Funded Warrants, Ordinary Warrants and ordinary shares of the Company underlying the foregoing within three business days of payment by each Purchaser on both the First Closing Date and Second Closing Date, respectively, and to keep the Registration Statement effective as provided in the Purchase Agreement.

None of the issuances of the Shares, the Pre-Funded Warrants, the Ordinary Warrants, or the ordinary shares of the Company issuable upon exercise of the Pre-Funded Warrants and the Ordinary Warrants (the “Warrant Shares”) will be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Shares, Pre-Funded Warrants, Ordinary Warrants and Warrant Shares will be issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder. Each Purchaser has represented that it is an accredited investor, as defined in Rule 501 of Regulation D promulgated under the Securities Act.

The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The foregoing descriptions of terms and conditions of the Purchase Agreement, the Pre-Funded Warrants, and the Ordinary Warrants do not purport to be complete and are qualified in their entirety by the full text of the form of the Purchase Agreement, the form of the Pre-Funded Warrant, and the form of Ordinary Warrant, which are attached as Exhibits 10.1, 10.2 and 10.3, respectively.

A copy of the press release related to the Offering entitled “NeuroSense Therapeutics Announces $5 Million Private Placement at Premium to Market Price” is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

This Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report on Form 6-K other than Exhibit 99.1 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306 and 333-260338), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this Report on Form 6-K are forward-looking statements including, without limitation, as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. Forward-looking statements contained in this Report on Form 6-K may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of top-line clinical results. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the risk that the Company will not satisfy the conditions set by the Panel for continued listing on Nasdaq, that the Panel may reconsider the terms of its decision to continue the listing of the Company’s ordinary shares based on any event, condition or circumstance that exists or develops in the future; the risk of a delay in reporting top-line results from the PARADIGM Phase 2b ALS clinical trial; unexpected R&D costs or operating expenses, insufficient capital to complete development of PrimeC, a delay in the reporting of additional results from PARADIGM clinical trial, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA and Health Canada to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of the Company; the ability of the Company to remain listed on Nasdaq; and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2024 and the Company’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Exhibit Index

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated as of December 2, 2024, by and between NeuroSense Therapeutics Ltd. and the purchasers identified on the signature pages thereto
10.2	Form of Pre-Funded Warrant
10.3	Form of Ordinary Warrant
99.1	Press Release, dated December 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: December 2, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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